UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Templeton Russia and East European Fund, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88022F105
(CUSIP Number)

December 31, 2013
(Date of Event which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:

    [X] Rule 13d-1(b)
    [X] Rule 13d-1(c)
    [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to
the subject class of securities, and for any subsequent
amendment containing information which would alter the
disclosures provided in a prior cover page.

The information required in the remainder of this cover page
shall not be deemed to be "filed" for the purpose of Section 18
of the Securities Exchange Act of 1934 ("Act") or otherwise
subject to the liabilities of that section of the Act but shall
be subject to all other provisions of the Act (however, see the
Notes).

1   Names of Reporting Persons

    KGR Capital Management, LLC

2   Check the Appropriate Box if a Member of a Group
                                          (a) [ ]
                                          (b) [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization

                    Illinois

                    5   Sole Voting Power

                        166,358

    NUMBER OF   6   Shared Voting Power
      SHARES
    BENEFICIALLY   -0-
    OWNED BY EACH
      REPORTING   7   Sole Dispositive Power
    PERSON WITH
                        166,358

                    8   Shared Dispositive Power

                        -0-

9   Aggregate Amount Beneficially Owned by each Reporting Person

    166,358

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)   [ ]

11 Percent of Class Represented by Amount in Row 9

    2.99%

12 Type of Reporting Person (See Instructions)

    OO

1   Names of Reporting Persons

    KGR, LLC (KGR Series I)

2   Check the Appropriate Box if a Member of a Group
                                        (a) [ ]
                                        (b) [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization

                    Delaware

                5   Sole Voting Power

                    18,426

    NUMBER OF   6   Shared Voting Power
      SHARES
   BENEFICIALLY   -0-
  OWNED BY EACH
    REPORTING   7   Sole Dispositive Power
   PERSON WITH
                    18,426

                8   Shared Dispositive Power

                    -0-

9   Aggregate Amount Beneficially Owned by each Reporting
Person

    18,426

10 Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)   [ ]

11 Percent of Class Represented by Amount in Row 9

    0.33%

12 Type of Reporting Person (See Instructions)

    OO

1   Names of Reporting Persons

    KGR, LLC (KGR Series II)

2   Check the Appropriate Box if a Member of a Group
                                        (a) [ ]
                                        (b) [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization

                    Delaware

                5   Sole Voting Power

                    110,018

    NUMBER OF   6   Shared Voting Power
      SHARES
    BENEFICIALLY   -0-
    OWNED BY EACH
      REPORTING   7   Sole Dispositive Power
    PERSON WITH
                        110,018

                8   Shared Dispositive Power

                        -0-

9   Aggregate Amount Beneficially Owned by each Reporting
Person

    110,018

10 Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)   [ ]

11 Percent of Class Represented by Amount in Row 9

    1.98%

12 Type of Reporting Person (See Instructions)

    OO

1   Names of Reporting Persons

    KGR, LLC (KGR Series III)

2   Check the Appropriate Box if a Member of a Group
                                        (a) [ ]
                                        (b) [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization

                    Delaware

                5   Sole Voting Power

                    37,914

    NUMBER OF   6   Shared Voting Power
      SHARES
    BENEFICIALLY   -0-
    OWNED BY EACH
    REPORTING   7   Sole Dispositive Power
    PERSON WITH
                    37,914

                8   Shared Dispositive Power

                    -0-

9   Aggregate Amount Beneficially Owned by each Reporting
Person

    37,914

10 Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)   [ ]

11 Percent of Class Represented by Amount in Row 9

    0.68%

12 Type of Reporting Person (See Instructions)

    OO

1   Names of Reporting Persons

    King Muir Fund Advisors, LLC

2   Check the Appropriate Box if a Member of a Group
                                        (a) [ ]
                                        (b) [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization

                    Illinois

                5   Sole Voting Power

                       166,358

    NUMBER OF   6   Shared Voting Power
      SHARES
    BENEFICIALLY   -0-
   OWNED BY EACH
     REPORTING   7   Sole Dispositive Power
    PERSON WITH
                       166,358

                8   Shared Dispositive Power

                       -0-

9   Aggregate Amount Beneficially Owned by each Reporting
Person

    166,358

10 Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)   [ ]

11 Percent of Class Represented by Amount in Row 9

    2.99%

12 Type of Reporting Person (See Instructions)

    IA

1   Names of Reporting Persons

    Kenneth G. Rosenbach

2   Check the Appropriate Box if a Member of a Group
                                        (a) [ ]
                                        (b) [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization

                    United States

                5   Sole Voting Power

                    166,358

    NUMBER OF   6   Shared Voting Power
      SHARES
    BENEFICIALLY   -0-
    OWNED BY EACH
      REPORTING   7   Sole Dispositive Power
    PERSON WITH
                        166,358

                8   Shared Dispositive Power

                    -0-

9   Aggregate Amount Beneficially Owned by each Reporting
Person

    166,358

10 Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)   [ ]

11 Percent of Class Represented by Amount in Row 9

    2.99%

12 Type of Reporting Person (See Instructions)

    IN

Item 1(a).   <u>Name of Issuer</u>.

    Templeton Russia and East European Fund, Inc.

Item 1(b).   <u>Address of Issuer's Principal Executive Offices</u>.

    300 S.E. 2nd Street, Fort Lauderdale, Florida 33301-1923.

Item 2(a).   <u>Name of Person Filing</u>.

    (i) KGR, LLC (KGR Series I) ("Series I"), a series of KGR, LLC, a Delaware series limited liability company ("KGR"), with respect to the shares of Common Stock directly owned by Series I;

    (ii) KGR, LLC (KGR Series II) ("Series II"), a series of KGR, with respect to the shares of Common Stock directly owned by Series II;

    (iii) KGR, LLC (KGR Series III) ("Series III"), a series of KGR, with respect to the shares of Common Stock directly owned by Series III;

    (iv) KGR Capital Management, LLC, an Illinois limited liability company ("KGRCM"), as the manager of KGR, with respect to the shares of Common Stock directly owned by each series of KGR;

    (v) King Muir Fund Advisors, LLC, an Illinois limited liability company ("KMFA"), which provides investment advisory services to the individual series of KGR, with respect to the shares of Common Stock directly owned by each series of KGR; and

    (iv) Kenneth G. Rosenbach, as managing member of KGRCM and KMFA, with respect to the shares of Common Stock directly owned by each series of KGR.

Item 2(b).   <u>Address of Principal Business Office or, if none, Residence</u>.

    The business address of the Persons Filing is 150 N. Michigan Avenue, Suite 1250, Chicago, Illinois 60601.

Item 2(c).   <u>Citizenship</u>.

   (i) Series I, Series II, and Series III are each a series of KGR, which is a Delaware limited liability company.

   (ii) KGRCM is an Illinois limited liability company.

   (iii) KMFA is an Illinois limited liability company.

   (iv) Kenneth G. Rosenbach is a United States citizen.

Item 2(d).   <u>Title of Class of Securities</u>.

   Common Stock, par value $0.001 per share.

Item 2(e).   <u>CUSIP Number</u>.

   88022F105

Item 3.   <u>If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:</u>

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j) [ ] A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);

(K) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J), please specify the type of institution:
    Not Applicable

Item 4.   <u>Ownership</u>.

    Reference is hereby made to Items 5-9 and 11 of page two
(2) through seven (7) of this Schedule 13G, which Items are
incorporated by reference herein.

KGR, through each of Series I, Series II, and Series III,
beneficially owns 338,664 shares of Common Stock. KGRCM is the
sole manager of KGR, KMFA provides investment advisory services
to each series of KGR, and Kenneth G. Rosenbach is the managing
member of KGRCM and KMFA. As a result of these relationships,
KGRCM, KMFA, and Mr. Rosenbach may be deemed to be beneficial
owners of the shares held. Neither the filing of this Schedule
13G nor any of its contents shall be deemed an admission by any
Reporting Person with respect to the shares of Common Stock
indirectly held through each series of KGR that it is the
beneficial owner of any of the shares of Common Stock referred
to herein for purposes of the Act or for any other purpose, and
such beneficial ownership is expressly disclaimed. In
addition, despite any shared beneficial ownership of the shares
that may be deemed to exist, the Reporting Persons disclaim
that they constitute a statutory group within the meaning of
Rule 13d-5(b)(1) of the Act.

Percent of Class: The percentages used in this Schedule 13G are
calculated based on 5,558,994 shares of the Issuer's Common
Stock issued and outstanding as of September 30, 2013, as
disclosed in the Issuer's Certified Shareholder Report of
Registered Management Investment Companies filed with the SEC
on December 3, 2013.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as
of the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class of
securities, check the following [x].

Item 6.   Ownership of More Than Five Percent on Behalf of
Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the
Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.   Certification.

     By signing below, the persons filing certify that, to the
best of their knowledge and belief, the securities referred to
above on page two (2) through seven (7) of this Schedule 13G
were acquired and are held in the ordinary course of business
and were not acquired and are not held for the purpose of or
with the effect of changing or influencing the control of the
issuer of the securities and were not acquired and are not held
in connection with or as a participant in any transaction
having that purpose or effect.

<u>Signature</u>

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:

                    KGR Capital Management, LLC

                    /s/ Kenneth G. Rosenbach
                    _____
                    By: Kenneth G. Rosenbach
                    its: Principal and Managing Member

                    KGR, LLC (Series I, II, and III)

                    /s/ Kenneth G. Rosenbach
                    _____
                    By: Kenneth G. Rosenbach
                    its: Principal and Managing Member of KGR
                    Capital Management, LLC, its Manager

                    King Muir Fund Advisors, LLC

                    /s/ Kenneth G. Rosenbach
                    _____
                    By: Kenneth G. Rosenbach
                    its: Principal and Managing Member

                    Kenneth G. Rosenbach

                    /s/ Kenneth G. Rosenbach
                    _____
                    By: Kenneth G. Rosenbach

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)